Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Yieldstreet Named on CB Insights' List of Most Promising Fintech Companies
Ranking based on momentum, market, funds raised, and investor quality

NEW YORK, September 1, 2020 – Yieldstreet, the digital wealth management platform, was named by CB Insights as one of the most promising companies in the financial technology space in its annual Fintech 250 list.

Through an evidence-based approach, the CB Insights Intelligence Unit selected the Fintech 250 from a pool of 16,000 companies, including applicants and nominees, based on several factors. These factors include patent activity, investor quality, news sentiment analysis, proprietary Mosaic scores, market potential, partnerships, competitive landscape, team strength, and tech novelty. The Mosaic Score, based on CB Insights' algorithm, measures the overall health and growth potential of private companies to help predict a company's momentum.

Yieldstreet's inclusion in the Fintech 250 follows a year of major growth for the company. Since the beginning of 2019, Yieldstreet has completed two acquisitions: Athena Art Finance, which added art investing capabilities to the platform, and Wealthflex, which added self-directed IRA investing. In July 2020, the company added a private business credit unit to connect investors with American companies seeking growth capital. In February 2020, Yieldstreet launched the Yieldstreet Prism Fund to allow investors to invest in multiple asset classes with one allocation.

Yieldstreet was also listed in Financial Times' top-500 fastest-growing companies in 2020, coming in at number 12, as well as Inc.'s top-50 ranking of private companies by revenue growth for the second consecutive year.

About Yieldstreet
Yieldstreet is striving to change the way wealth is created. Yieldstreet seeks to accomplish this by transforming the investing landscape, opening up access to investments for individual investors across a range of asset classes such as Real Estate, Marine Finance, Art Finance, Legal Finance, Commercial loans, and Private Business Credit. Headquartered in New York City with offices in Brazil, Argentina and Greece, the company is backed by funding from firms including Edison Partners, Greycroft, and Raine Ventures. Join the movement at www.yieldstreet.com.

Yieldstreet Prism Fund
Investors should carefully consider the investment objectives, risks, charges, and expenses of the Yieldstreet Prism Fund (the "Fund") before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons residing or located in such states. No subscription for the sale of Fund shares will be accepted from any person residing or located in Nebraska or North Dakota.

CONTACT:
Mo Osborne
mo@bevelpr.com